                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2022/08/17: UMC will attend investor conferences on 2022/08/23

99.2                 Announcement on 2022/08/17: UMC will attend investor conferences on 2022/08/24

99.3                 Announcement on 2022/08/17: UMC will attend investor conferences on 2022/08/25

99.4                 Announcement on 2022/08/23: UMC will attend investor conferences on 2022/08/30

99.5                 Announcement on 2022/08/23: UMC will attend investor conferences on 2022/08/30

99.6                 Announcement on 2022/08/04: July Revenue

99.7                 Announcement on 2022/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2022/08/23

1. Date of institutional investor conference: 2022/08/23

2. Time of institutional investor conference: 01:45 PM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Investor Group Meeting”, held by Goldman Sachs.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2022/08/24

1. Date of institutional investor conference: 2022/08/24

2. Time of institutional investor conference: 10:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Asia Tech Group Meeting”, held by Nomura.

5. Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2022/08/25

1. Date of institutional investor conference: 2022/08/25

2. Time of institutional investor conference: 11:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Asia Summer Tech Tour”, held by BofA Securities.

5. Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2022/08/30

1. Date of institutional investor conference: 2022/08/30~2022/08/31

2. Time of institutional investor conference: 08:50 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Asia TMT Day 2022”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.5

UMC will attend investor conferences on 2022/08/30

1. Date of institutional investor conference: 2022/08/30

2. Time of institutional investor conference: 11:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Executive Forum”, held by HSBC.

5. Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation

August 4, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
July	Net sales	24,826,685	18,366,122	6,460,563	35.18%
Year-to-Date	Net sales	160,304,645	116,370,875	43,933,770	37.75%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	0	500,000	28,288,233
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The amount lent to Wavetek expired in July, 2022.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	13,519,270	13,468,040	127,297,049

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021 and April 27, 2022, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 149 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	239,040	0
Fair Value	0	0	(70)	0
Net profit (loss) from Fair Value	0	0	(70)	0
Written-off Trading
Contracts	0	0	4,422,793	0
Realized profit (loss)	0	0	(65,315)	0

Exhibit 99.7

United Microelectronics Corporation

For the month of July, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2022	Number of shares as of July 31, 2022	Changes
Vice President	TS Wu	1,365,809	1,360,809	(5,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of June 30, 2022	Number of shares as of July 31, 2022	Changes
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